Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
September 9, 2010
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, NE, Mail Stop 4628
Washington, D.C. 20549-3628
Attn: Evan S. Jacobson
Re:	Superior Well Services, Inc. Schedule 14D-9/A, filed August 31, 2010 (File No. 005-85521)
Dear Mr. Jacobson:
     On behalf of Superior Well Services, Inc. (the “Company”), this letter responds to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by Latham & Watkins LLP, our legal counsel, on September 1, 2010 and September 8, 2010 regarding Amendment No. 3, filed with the Commission on August 31, 2010 (“Amendment No. 3”), to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission on August 12, 2010 (as amended, the “Schedule 14D-9”). Any capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 14D-9.
     Amendment No. 3 amended the Schedule 14D-9 by, among other things, including certain non-GAAP financial measures under the heading “Opinion of Simmons—Discounted Cash Flow Analysis.” The non-GAAP financial measures in Amendment No. 3 were not prepared by the Company, but by Simmons, the financial advisor to the Board of Directors, in connection with preparing Simmons’ written opinion as to the fairness of the consideration to be received by the Company’s stockholders as set forth in the Merger Agreement. According to the Staff’s oral comments, such non-GAAP financial measures may not comply with Regulation G’s requirement that non-GAAP financial measures be accompanied by (1) a presentation of the most directly comparable financial measures calculated and presented in accordance with GAAP and (2) a reconciliation of the differences between such non-GAAP financial measures and those measures calculated and presented in accordance with GAAP.
     We note that Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K contain an exemption for the use of non-GAAP financial measures in disclosures related to a proposed business combination if such disclosures are contained in a “communication” that is subject to Item 1015 of Regulation M-A. We refer the Staff to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures (the “Interpretation”). In the Interpretation, the Staff interpreted the applicability of the exemption from Regulation G and Item 10(e) of Regulation S-K for the disclosure of non-GAAP financial measures pursuant to Item 1015 of Regulation M-A. The Staff explained that the exemption from Regulation G and Item 10(e) of Regulation S-K is available for non-GAAP financial measures disclosed pursuant to Item 1015 of

September 9, 2010

Regulation M-A even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements.
     While we understand that Item 1015 of Regulation M-A does not apply to the Schedule 14D-9, out of an abundance of caution and in the interest of providing conscientious and fulsome disclosure, we have provided in the Schedule 14D-9 information that otherwise would have been required to be disclosed under Item 1015 of Regulation M-A, and therefore we believe that we should be entitled to rely on the Interpretation. Additionally, we note that Item 1011(b) of Regulation M-A could also be interpreted to require the Company to include in the Schedule 14D-9 additional disclosure similar to the non-GAAP financial measures in question. Accordingly, the Company respectfully believes that the disclosure of the non-GAAP financial measures prepared by Simmons and disclosed by the Company in Amendment No. 3 should be viewed from a policy point of view as consistent with the purpose of the exemptions contained in Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K, as interpreted by the Staff in the Interpretation.
* * *
     If you have any questions or comments regarding this letter, please do not hesitate to contact me. In addition, please feel free to contact Brett E. Braden at (713) 546-7412 or Michael E. Dillard at (713) 546-7414, both of Latham & Watkins LLP.

Sincerely,
/s/ Thomas W. Stoelk
Thomas W. Stoelk
Vice President and Chief Financial Officer

cc:	Laura W. Doerre — Nabors Corporate Services, Inc. Brett E. Braden — Latham & Watkins LLP Michael E. Dillard — Latham & Watkins LLP Charles J. Conroy — Milbank, Tweed, Hadley & McCloy LLP